SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year end December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file Number 001-33063
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CITIZENS REPUBLIC BANCORP 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CITIZENS REPUBLIC BANCORP, INC.
328 South Saginaw Street
Flint, Michigan 48502

Audited Financial Statements and Supplemental Schedule
Citizens Republic Bancorp 401(k) Plan
December 31, 2008 and 2007 and Year Ended December 31, 2008
With Report of Independent Registered Public Accounting Firm

Citizens Republic Bancorp 401(k) Plan
Audited Financial Statements and
Supplemental Schedule
December 31, 2008 and 2007 and
Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm
To the Audit Committee of the Board of Directors
We have audited the accompanying statements of net assets available for benefits of the Citizens Republic Bancorp 401(k) Plan (“Plan”) as of December 31, 2008 and 2007, and the related statement of changes in assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”). This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Detroit, Michigan
June 23, 2009

Citizens Republic Bancorp 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007

Assets
Investments, at fair value:
Common stock:
Citizens Republic Bancorp, Inc.	$6,757,260	$24,666,157
Mutual funds	46,834,414	80,678,427
Pooled separate accounts	22,772,692	43,235,814
Other investments	12,053,139	11,714,071
Loans to participants	2,544,982	3,310,282

Total investments	90,962,487	163,604,751
Employer and other receivables	2,792,469	2,698,268

Net assets available for benefits at fair value	$93,754,956	$166,303,019

See accompanying notes.

Citizens Republic Bancorp 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions
Investments income:
Dividends:
Citizens Republic Bancorp, Inc. common stock	$475,479
Other	1,173,735
Interest income	736,180
Other income	318,445

Total investment income	2,703,839

Contributions:
Employer	6,722,876
Employee	8,659,206

Total contributions	15,382,082

Total additions	18,085,921

Deductions
Benefit payments to participants	32,100,522
Administrative expenses	18,860

Total deductions	32,119,382

Net realized and unrealized depreciation in fair value of investments (Note 4)	(58,514,602)

Net decrease	(72,548,063)

Net assets available for benefits at beginning of year	166,303,019

Net assets available for benefits at end of year	$93,754,956

See accompanying notes.

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007
1. Description of the Plan
The following description provides only general information. Participants should refer to the Summary Plan Description and the Citizens Republic Bancorp 401K Plan (“Plan”) document for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan which includes a salary deferral feature under Section 401(k) of the Internal Revenue Code of 1986 (“Code”). The Plan covers substantially all employees of Citizens Republic Bancorp, Inc. (“Corporation”) and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
In 2008 participants were able to contribute up to 50% of their annual compensation (including regular base salary or wages, commissions, overtime, shift premiums, incentive pay and referral pay) as pre-tax elective deferrals, not to exceed the annual Internal Revenue Service (“IRS”) dollar limitation for the year of $15,500; the same dollar limit as 2007.
The Plan provides for employer matching contributions to: (1) 100% of each participant’s pre-tax contributions, up to 3% of compensation; and (2) 50% of the participant’s pre-tax contributions on the next 2% of compensation, providing a maximum matching contribution of 4% of annual compensation. Additionally, catch up contributions made by participants age 50 and older within the plan year are to be considered the same as employee pre-tax contributions in allocating the employer matching contribution. The annual IRS dollar limit on catch-up contributions was $5,000 for 2008; the same as 2007.
The Plan provides that each eligible participant will receive an annual non-elective employer contribution to his or her Plan account after the end of the year equal to 2.5% of the participant’s compensation, provided the participant has been credited with a minimum of 1,000 hours of service within the year and is employed by the Corporation at the end of the year (although these two requirements are waived for the plan year of the participants retirement, death or disability). As of December 31, 2008, a receivable was recorded for $2.8 million which represents the 2.5% non-elective employer contribution.
Participants are immediately vested in their own pre-tax contributions and the Corporation’s matching contributions, as well as actual earnings on each. The annual 2.5% employer contribution is vested after the participant has completed three years of service (one year of service being defined as completion of at least 1,000 hours of service in a plan year). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance. Participants direct the investment of their accounts, inclusive of the employer contribution balance, among the investments offered by the Plan.

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Forfeitures can be used to offset the non-elective employer contribution. For the Plan years ending December 31, 2008 and 2007, the amount of forfeited accounts was immaterial.
Participants may borrow from his or her Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. A loan is secured by the balance in the participant’s account and bears interest equal to the prime rate at the loan origination date plus 1%. Only one loan may be outstanding against a participant’s account at any time. Principal and interest are paid ratably through payroll deductions.
On termination of employment, death, disability, or retirement, a participant has the option to receive, defer, or roll over to an IRA or other eligible plan a single lump-sum amount equal to the vested value of his or her account.
Substantially all administrative expenses are paid by the Plan.
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Code and ERISA. In the event of Plan termination, all participants will be 100% vested in their accounts. The value of each participant’s account will be determined as of the effective date of the termination and distributed as provided by the Plan.
Amendments to the Plan were made effective January 1, 2008 to implement the following:
•	Change the normal retirement age from 65 to 62 for all employees for purposes of the Plan;

•	Eliminate the restrictions (other than those imposed by federal securities laws) on a participant’s right to diversify investments of any former Employee Stock Ownership Plan or Payroll Stock Ownership Plan accounts from a prior plan; and

•	Eliminate the after-tax contribution feature of the Plan.
The amendments did not have a material effect on the Plan’s financial condition.

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements (continued)
2. Plan Merger
Effective December 1, 2007, the Republic Bancorp Inc. Tax-Deferred Savings Plan was merged into the Plan, and all assets and liabilities of the Republic Bancorp Inc. Tax-Deferred Savings Plan were transferred to this Plan as the successor Plan. The Corporation acquired Republic Bancorp Inc. effective December 29, 2006.
3. Significant Accounting Policies
Valuation of Investments
Securities traded on a national securities exchange are stated at fair value and measured at the last reported sales price on the last business day of the year. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Shares of pooled separate accounts are stated at fair value which represents the net asset values of units held by the Plan as reported by the investment manager of the fund. The participant loans are valued at their outstanding balances, which approximate fair value.
The guaranteed income fund is recorded at contract value, which approximates fair value. Contract value represents contributions and reinvested income, less withdrawals plus accrued interest. There are no reserves against contract values for credit risk. The crediting interest rate for these investment contracts is reset semiannually by the issuer and cannot be less than zero. The yield credited to participants’ accounts for 2008 was 4.60%.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements (continued)
3. Significant Accounting Policies (continued)
Adoption of New Accounting Standard
On January 1, 2008 the Plan adopted Statement of Financial Accounting Standard (SFAS) 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and enhances disclosures about fair value measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value and, therefore, does not expand the use of fair value in any new circumstances.
Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the Plan transacts. SFAS 157 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS 157 requires fair value measurements to be separately disclosed by level within the fair value hierarchy. While not expanding the use of fair value, SFAS 157 may change the measurement of fair value. Any change in the measurement of fair value would be considered a change in estimate and included in the results of operations in the period of adoption. Adoption of SFAS 157 did not have a material effect on the Plan’s financial condition and results of operations. For additional information refer to Note 5 “Fair Value Measurements”.
4. Investments
During 2008, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as follows:

Net Realized
and Unrealized
Depreciation in
Fair Value
of Investments

Citizens Republic Bancorp, Inc. common stock	$(18,271,991)
Mutual funds	(27,477,011)
Pooled separate accounts	(12,765,600)

$(58,514,602)

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements (continued)
4. Investments (continued)
Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2008	2007

* Citizens Republic Bancorp, Inc. Common Stock	$6,757,260	$24,666,157
American Balanced Fund— Class A	9,847,067	17,127,524
American Europacific Growth Fund	7,115,486	13,061,947
American Growth Fund of America	10,865,126	20,576,171
Prudential Large Cap Val/LSV Asset Mgt	11,098,630	22,675,972
Prudential Guaranteed Income Fund	12,053,139	11,713,984
Prudential Core Plus Bond/BSAM Fund	—	9,422,153
Prudential Core Plus Bond/Reams Fund	6,390,327	—

*	Party in interest.
5. Fair Value Measurements
Under SFAS 157, the Plan groups assets which are recorded at fair value into three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement (with Level 1 considered highest and Level 3 considered lowest). All financial instruments of the Plan are recorded at fair value on a recurring basis. A brief description of each level follows.
Level 1 — Inputs to the valuation methodology are quoted prices for identical instruments in active markets.
Level 2 — Inputs to the valuation methodology include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, inputs other than quoted prices that are observable for the instrument and inputs that are derived from model-based valuation techniques for which all significant assumptions are observable in the market.

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements (continued)
5. Fair Value Measurements (continued)
Level 3 — Inputs to the valuation methodology are not observable in the market and at least one assumption is significant to the fair value measurement. These unobservable assumptions reflect estimates that market participants would use in pricing the asset. Valuation techniques may include use of discounted cash flow models and similar techniques.
Common stock represents the stock of Citizens Republic Bancorp, Inc. the Plan sponsor, which is traded on an active market and is classified level 1.
Mutual funds are valued at the net asset value of shares held by the Plan as reported on active markets and are classified level 1.
Pooled separate accounts are valued at the net asset values of units held by the Plan as reported by the investment manager of the fund. The net asset values (“NAV”) are based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. The NAV’s unit price of the pooled separate accounts is not quoted on any market however the unit price is based on the underlying investments which are traded in an active market and are classified level 2.
Other investments are comprised of a guaranteed income fund valued at the contract value which represents contributions, earnings at guaranteed crediting rates, less withdrawals and fees. The Plan’s investment in the guaranteed income fund falls into the level 2 category due to being valued using a comparison to similar assets in an active market. The fund is a stable value product specifically designed for defined contribution plans to provide money market-like liquidity and safety of principal with an attractive rate of return. Participants are guaranteed a pre-determined interest rate and no loss of principal. The underlying portfolio is primarily invested in public bonds, commercial mortgages and private placement bonds. The overall credit quality of the portfolio is investment grade and the exposure to high yield assets is limited to ten percent. Prudential Retirement Insurance and Annuity Company (“PRIAC”) is rated A2 by Moody’s and AA- by Standard & Poor’s as of May 6, 2009.
Participant loans are valued using a discounted cash flow model that takes into consideration the current market interest rate environment, current portfolio interest rates, a credit risk component and assumptions related to prepayment speeds. Due to the use of at least one significant unobservable input and the lack of an exit market for these loans they are classified as level 3.

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements (continued)
5. Fair Value Measurements (continued)
The following table presents the balances of assets that were measured at fair value on a recurring basis as of December 31, 2008.

	As of December 31, 2008
	Level 1	Level 2	Level 3	Total
Assets:
Common stock	$6,757,260			$6,757,260
Mutual funds	46,834,414			46,834,414
Pooled separate accounts		22,772,692		22,772,692
Other investments		12,053,139		12,053,139
Loans to participants			2,544,982	2,544,982

Total Assets	$53,591,674	$34,825,831	$2,544,982	$90,962,487

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended December 31, 2008.

	As of December 31, 2008
		Sales,
		Issuances,
		Maturities,
	Beginning	Settlements,	Ending
	Fair Value	Calls, Net	Fair Value

Loans to participants	$3,310,282	$(765,300)	$2,544,982

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements (continued)
6. Income Tax Status
The Plan received a determination letter from the IRS dated August 20, 2002 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from income taxation. Subsequent to the determination by the IRS, the Plan has been amended. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore believes that the Plan, as amended, is qualified and the related trust is tax exempt. Effective January 1, 2008, the Corporation adopted a prototype plan and intends to rely on the Favorable IRS Letter issued by the National Office of the Internal Revenue Service to the Prototype Sponsor as evidence that the Plan is qualified under §401 of the Code, to the extent provided in Announcement 2001-77. Prior to January 1, 2008, the Corporation adopted an individually drafted plan which relied on its own specific favorable opinion letter from the IRS for its qualification.
7. Risks and Uncertainties
The Plan invests, at the direction of participants, in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. The Plan had investments in common stock of Citizens Republic Bancorp, Inc of $6,757,260 at December 31, 2008 representing 7.2% of net assets available for benefits.
8. Subsequent Event
Effective January 1, 2009, the Plan was amended to change a participant’s eligibility for employer matching contributions from 90 days of consecutive employment to 12 months. Additionally, effective January 1, 2009, the non-elective contribution to the Plan by Citizens Republic Bancorp, Inc. is discretionary up to an additional 2.5% of each eligible participant’s compensation. These changes were not applicable to the 2007 and 2008 Plan years.
Effective July 17, 2009, the Plan was amended to suspend all employer matching contributions effective for elective deferrals made by participants with respect to compensation earned after the payroll period ending July 16, 2009 and until such time as the Corporation affirmatively reinstates such matching contributions.

Citizens Republic Bancorp 401(k) Plan
Notes to Financial Statements (continued)
Effective January 1, 2010, or at such later date as the Corporation may reinstate employer matching contributions, the Plan was amended to provide for the computation of such matching contributions solely on the basis of deferrals made, and compensation received, in each two-week payroll period, thereby eliminating any year-end true-up of such contributions based on actual annual compensation.

Supplemental Schedule

Citizens Republic Bancorp 401(k) Plan
EIN #38-2378932 Plan #002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2008

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Collateral,			Current
Lessor, or Similar Party	Par, or Maturity Value	Cost		Value

Common stock:
*Citizens Republic Bancorp, Inc.	2,267,537 Units/Shares	*	*	$6,757,260

Total common stock				6,757,260

Mutual funds:
American Balanced Fund — Class A	714,591 Units/Shares	*	*	9,847,067
American Growth Fund of America	530,524 Units/Shares	*	*	10,865,126
American Europacific Growth Fund	254,034 Units/Shares	*	*	7,115,486
Baron Small Cap	291,414 Units/Shares	*	*	4,149,733
DFA Emerging Markets Core Equity	6,283 Units/Shares	*	*	63,394
DFA International Core Equity	19,170 Units/Shares	*	*	143,202
DFA Real Estate Securities	2,796 Units/Shares	*	*	39,231
DFA US Core Equity	54,926 Units/Shares	*	*	400,963
Goldman Sachs Mid Cap Institutional	11,400 Units/Shares	*	*	253,081
Thornburg Core Growth R5	66,379 Units/Shares	*	*	664,449
Vanguard Institutional Index	33,713 Units/Shares	*	*	2,782,674
Vanguard Mid Cap Institutional	349,870 Units/Shares	*	*	4,135,464
Vanguard Small Cap Index	10,748 Units/Shares	*	*	219,268
Vanguard Total International Stk Index	194,828 Units/Shares	*	*	2,102,194
Vanguard Intermediate Term Bond	386,008 Units/Shares	*	*	4,053,082

Total Mutual Funds				46,834,414

Pooled separate accounts:
Prudential Core Plus Bond/Reams Fund	431,934 Units/Shares	*	*	6,390,327
Prudential International Val/LSV Asset Mgt	167,086 Units/Shares	*	*	1,365,770
Prudential Large Cap Val/LSV Asset Mgt	909,852 Units/Shares	*	*	11,098,630
Prudential Small Cap Val/Kennedy Fund	401,764 Units/Shares	*	*	3,917,965

Total Pooled separate accounts				22,772,692

Other investments
Prudential Guaranteed Income Fund	456,682 Units/Shares	*	*	12,053,139

Total Other investments				12,053,139

*Loans to participants	Interest rate range:
	5.0 - 10.5%; with various maturity dates	*	*	2,544,982

				$90,962,487

*	Party in interest

**	Historical cost information is not required for participant-directed investments.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the persons named below, who are duly authorized by the Corporation, have signed this annual report on the Plan’s behalf.

Date June 23, 2009	/s/ Michael A. Darby
Michael A. Darby
Chairman, Pension/401(k) Administration Committee

/s/ Stephen Figliuolo
Stephen Figliuolo
Interim Controller and Principal Accounting Officer

EXHIBIT INDEX
The following documents are filed as part of this report. Exhibits not required for this report have been omitted. Citizens’ Commission file number is 001-33063.

Exhibit
No.	Exhibit

23	Consent of Independent Registered Public Accounting Firm